February 25, 2014

Via EDGAR Correspondence and Email

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Tile Shop Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 6, 2013

Response dated January 24, 2014

File No. 1-35629

Dear Mr. Thompson:

Tile Shop Holdings, Inc. (the “Company”) has received correspondence dated December 27, 2013 and February 4, 2014 from the staff of the Securities and Exchange Commission regarding certain of the Company’s submissions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Company response to the staff dated January 24, 2014. In the attached response, we have noted the open original comments from the staff’s December 27, 2013 and February 4, 2014 letters in bold text in order to facilitate your review process.

We believe our response adequately addresses your request for information and enhanced disclosure. However, if you should require additional information or have any additional questions, please contact me at 763-852-2979 or the Company’s counsel, John Houston of Fredrikson & Byron, P.A. at 612-492-7392.

Sincerely,

/w/ Timothy C. Clayton

Timothy C. Clayton

Chief Financial Officer

cc: John R. Houston, Fredrikson & Byron, P.A.

cc: Julie Kunkel, Ernst & Young, LLP

cc: Scott Wilgenbush, Deloitte & Touche, LLP

December 27, 2013 Correspondence:

Amendment No. 1 to Form 1 0-K for Fiscal Year Ended December 31, 2012

The Tile Shop Related Person Transactions, page 24

6. We note your press release dated November 14, 2013. It appears that you may have engaged in an undisclosed related party transaction. If there was a related party transaction, please provide us with how your disclosure would have appeared. See Item 404(a) of Regulation S-K. In this regard, in determining whether the amount involved in the transaction exceeds $120,000 and a related party has a material interest in the transaction, it is the total amount of the transaction that is determinative, not the amount of the related person interest. See Interpretation 230.12 of Regulation S-K Compliance and Disclosure Interpretations. In addition, please tell us your consideration of whether you have complied with the financial statement disclosure requirements in ASC 850-10-50 with respect to any such related party transactions.

Response:

The Audit Committee of our Board of Directors has conducted an independent investigation of the statements in the Gotham City Report which we referenced in our press release dated November 14, 2013. The results of the investigation have been disclosed in our press release dated January 27, 2014, which we furnished in a Current Report on Form 8-K on January 28, 2014. Using this information, we undertake to provide the disclosure required by Item 404(a) of Regulation S-K and ASC 850-10-50 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. This disclosure will include the related party disclosure that would have appeared in the fiscal 2012 Form 10-K/A as well as information regarding fiscal year 2013 related party transactions. The fiscal year 2013 Form 10-K will be filed on or before March 3, 2014 and will include all Part III information, including all information required by Item 404(a) of Regulation S-K.

February 4, 2014 Correspondence:

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11: New Market Tax Credit Entities, page 11

1. We reviewed your response to comment 7 in our letter dated December 27, 2013. Please tell us how and when you intend to derecognize the $4.5 million liability to the “investors” and the basis in GAAP for your accounting. In doing so, tell us:

●	whether the liability will be derecognized over the course of the seven-year recapture period, at the end of the seven-year recapture period or in some other manner and the method of recognition; and

Response:

There is a seven-year compliance period outlined in our arrangement. In order to preserve our ability to retain the benefit of the cash contribution at the end of the seven-year compliance period, we have to meet certain conditions and maintain our compliance with these conditions over the entire compliance period. Based on ASC 958 relating to contributions, if any conditions are present with a contribution, a liability is recognized for the amount of the contribution received and the contribution is only recognized in income as those conditions are met. Some of the Company's conditions were met at the time of the consummation of the transactions and the satisfaction of the other conditions are within our control and consistent with the strategic purpose of the construction project. For those reasons, we concluded that the probability of any tax credit recapture event is remote at the end of the seven year compliance period. Therefore there is a very high probability that the financing structure will remain in place throughout the entire seven-year compliance period. Given those facts, we concluded that ratable recognition of the contribution and reduction of the liability over the compliance period is appropriate as it will be earned through our on-going compliance with the conditions of the NMTC program.

●

whether you intend to recognize reductions in the liability as a credit to the carrying value of the property and equipment or as income, and if you intend to recognize amounts derecognized in income, how such income will be classified (e.g. as other income or as income tax benefit). In addition, tell us any alternative accounting treatments that were considered and rejected and the reasons why. For example, tell us your consideration of recording the cash contribution of the investors as a reduction in the carrying value and depreciable base of the fixed assets at the time the fixed assets are placed in service.

Response:

In accordance with ASC 820-40-45, we record cash contributions from our landlords for leasehold improvements as a reduction of rent expense over the expected life of the lease. In addition we record the full amount of the cash contribution as a liability at the time the cash is received, and we record the leasehold improvements at the full amount paid for the improvement. All amounts are reported gross on the Balance Sheet.

By analogy, we are applying that same methodology to the assets that were part of the NMTC construction project. The assets are recorded at the gross purchase price, and the liability for the cash contribution received is recorded for the amount received. Per our conclusion above, we will recognize the contribution liability in income over the compliance period as an offset to depreciation expense in SG&A. This amortization will reduce the contribution liability ratably over the seven-year compliance period. The depreciable base of the fixed assets will not be reduced.

We do not believe it is appropriate to include the recognition of this contribution as an increase in our tax benefit.

Finally, please disclose your accounting policies regarding your accounting for the liability in future filings.

Response:

We will continue to disclose the transaction as it was disclosed in our September 30, 2013 10-Q and also include a description of how we will ratably derecognize the liability in that same footnote on Form 10-K for the year ended December 31, 2013.